Filed Pursuant to Rule 433

Registration No. 333-182469

American International Group, Inc.

$1,000,000,000

3.375% NOTES DUE 2020

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	3.375% Notes Due 2020

Expected Ratings (Moody’s /S&P)*:	Baa1 (Stable) / A- (Negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	August 6, 2013

Settlement Date:	August 9, 2013 (T + 3)

Maturity Date:	August 15, 2020

Principal Amount:	$1,000,000,000

Price to Public:	99.975% of principal amount

Gross Underwriting Discount:	0.400%

Net Proceeds to Issuer Before Expenses:	$995,750,000

Spread to Treasury Benchmark:	T+135 basis points

Treasury Benchmark:	2.000% due July 31, 2020

Treasury Benchmark Yield:	2.029%

Coupon:	3.375%

Yield to Maturity:	3.379%

Interest Payment Dates:	Semi-annually on the 15th of February and August, commencing February 15, 2014 (long first coupon)

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury + 25 basis points

CUSIP/ISIN:	026874CX3 / US026874CX31

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Mizuho Securities USA Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank

Junior Co-Managers:	CastleOak Securities, L.P. ING Financial Markets LLC Mischler Financial Group, Inc. Muriel Siebert & Co., Inc. PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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